Exhibit 99.1

Media Release

IMV Commences Trading on the TSX and Nasdaq Post-Reverse Stock Split

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., December 13, 2022 -- IMV Inc. (the “Corporation” or “IMV”) (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, announced that that its common shares commence trading post consolidation today.

As announced and previously approved by shareholders on December 7, 2022, the Corporation has consolidated its outstanding common shares on the basis of one new common share for every 10 outstanding common shares. The consolidation has taken effect on December 7, 2022, and the Corporation’s common shares commence trading on the Toronto Stock Exchange and on the Nasdaq Capital Market (“Nasdaq”) under the name IMV Inc. on a post-consolidation basis at the opening of markets today.

The consolidation is primarily intended to bring the Corporation into compliance with the minimum required closing bid price for continued listing on Nasdaq of US$1.00 per share.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Corporation’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Corporation’s ability to maintain its Nasdaq listing. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Investor Relations & Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
(902) 492.1819 ext: 1049
ddavan@imv-inc.com